UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 8, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Licenses Several Patents to a Top Ten Semiconductor Manufacturer”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: August 8, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

NOVA LICENSES SEVERAL PATENTS TO A TOP TEN
SEMICONDUCTOR MANUFACTURER

Discussions continue pursuant to process begun last year
for additional licenses and sale of entire portfolio

Rehovot, Israel – August 8, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that it has licensed several of its patents for more than $1 million to a top-ten semiconductor manufacturer. The license covers the use of integrated metrology and integrated process control before and during the photolithography manufacturing step.

In September 2006 Nova invited approximately 100 companies to submit bids to acquire or license certain patents from its very large portfolio of over 60 patents. These patents have substantial value now that the industry has commenced widespread adoption of integrated metrology and the methods covered by the patents are critical for advanced manufacturing of semiconductors. Following the announcement last September, Nova has been in active discussions with numerous patent holding companies interested in purchasing the patents. In the course of these discussions, Nova was approached by certain semiconductor manufacturing companies about licensing the technology for use in their fabs. The first license agreement was concluded and the license fee has been received.

Gabi Seligsohn, President and CEO of Nova, stated “A year ago we initialized this unique process with a view to monetizing hidden intellectual property assets of our company. The deal signed, as well as the overall interest in the patents, is clear evidence of the strength of the IP and its importance to semiconductor manufacturing. We believe the use of integrated metrology and integrated process control in the patterning area of the fab will continue to grow as device manufacturers continuously confront the need to shrink and deal with advanced materials. We intend to continue discussions with additional companies interested in licensing or purchasing these patents.”

Background

The auction process provides a broad array of semiconductor-related companies with the opportunity to bid for rights to protect their internal uses of the relevant technology, improve their marketing position by covering the activities of their customers, or enhance the value of their existing patent portfolios. Potential bidders include leading edge integrated circuit manufacturers, semiconductor equipment manufacturers, metrology companies and technology companies that have broad intellectual property portfolios.

Nova retained the law firm of Hoffman & Zur, specialists in commercializing patent rights, to develop its auction strategy and handle the process on behalf of the company.

The process covers two groups of patents:

—	Integrated Metrology group – which consists of four patents that generally relate to a lithography track with an integrated optical measurement capability that can be used for various types of metrology applications including overlay registration, critical dimensions, and macro defect inspection.

—	Advanced Process Control group – which consists of 2 patents related to methods for photolithographic processing involving making a spectrophotometric measurement and using it to influence the processing time, focus or exposure of a processing tool.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding industry trends and demand for our products and our intellectual property assets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: unforeseen conditions which could prevent successful implementation of our strategy regarding our intellectual property assets, our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.